Exhibit 99.20

CONSENT OF VENMYN RAND (PTY) LTD

The undersigned hereby consents to the use of our name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated January 24, 2012, entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo” (the “Namoya Report”);

2.	The management’s discussion and analysis of the Company for the year ended December 31, 2011, which included reference to the undersigned in connection with information relating to the Namoya Report; and

3.	The annual information form of the Company dated March 26, 2012, which includes reference to my name in connection with information relating to the Namoya Report.

Date: March 26, 2012

VENMYN RAND (PTY) LTD

/s/ A.N. Clay

By: A.N. Clay, M.Sc. (Geol.), M.Sc. (Min.
Eng.), Dip. Bus. M. Pr Sci Nat, MSAIMM,
FAusIMM, FGSSA, MAIMA, M.Inst.D.,
AAPG, MCIMMP
Title: Managing Director